Exhibit (a)(5)(I)

EFiled: Apr 02 2015 10:42AM EDT Transaction ID 57010169 Case No. 10867-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

PATRICIA MROZ, On Behalf of	)
Herself and All Others Similarly	)
Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
VITESSE SEMICONDUCTOR	)
CORPORATION, CHRISTOPHER R.	)
GARDNER, EDWARD ROGAS, JR.,	)
MATTHEW B. FREY, STEVEN P.	)
HANSON, JAMES H. HUGAR, SCOT	)
B. JARVIS, WILLIAM C. MARTIN,	)
KENNETH H. TRAUB, MICROSEMI	)
CORPORATION, and LLIU100)
ACQUISITION CORP.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by her undersigned attorneys, for this Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to herself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.      This is a class action brought on behalf of the public stockholders of Vitesse Semiconductor Corporation (“Vitesse” or the “Company”) against Vitesse and its Board of Directors (the “Board” or the “Individual Defendants”), to enjoin a proposed transaction announced on March 18, 2015 (the “Proposed Transaction”), pursuant to which Vitesse will be acquired by Microsemi Corporation (“Parent”), and Parent’s wholly-owned subsidiary, LLIU100 Acquisition Corp. (“Purchaser” and together with Parent, “Microsemi”).

2.      On March 17, 2015, the Board caused Vitesse to enter into an agreement and plan of merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Purchaser will commence a tender offer (the “Tender Offer”) to purchase all of the outstanding shares of Vitesse’s common stock for only $5.28 per share in cash. Following the successful completion of the Tender Offer, Purchaser will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent.

3.      The Proposed Transaction is the product of a flawed process and deprives Vitesse’s public stockholders of the ability to participate in the Company’s long-term prospects. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Moreover, as alleged herein, Vitesse and Microsemi aided and abetted the Individual Defendants’ breaches of fiduciary duties.

4.      Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

PARTIES

5.      Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Vitesse common stock.

6.      Defendant Vitesse is a Delaware corporation and maintains its principal executive offices at 4721 Calle Carga, Camarillo, California 93012. The Company is a fabless supplier of high-performance integrated circuits, application software and integrated turnkey systems solutions used primarily in Carrier, Enterprise and industrial Internet of Things network applications. Vitesse’s common stock is traded on the NASDAQ Global Market under the ticker symbol “VTSS.”

7.      Defendant Christopher R. Gardner (“Gardner”) has served as a director of Vitesse since October 2006. Gardner has served as the Company’s Chief Executive Officer (“CEO”) since May 2006.

8.      Defendant Edward Rogas, Jr. (“Rogas”) has served as a director and Chairman of the Board of Vitesse since 2006. Rogas is a member of the Audit Committee and the Nominating and Governance Committee.

9.      Defendant Matthew B. Frey (“Frey”) has served as a director of Vitesse since March 2013. Frey is a member of the Nominating and Governance Committee.

10.      Defendant Steven P. Hanson (“Hanson”) has served as a director of Vitesse since August 2007. Hanson is Chair of the Nominating and Governance Committee.

11.    Defendant James H. Hugar (“Hugar”) has served as a director of Vitesse since October 2009. Hugar is Chair of the Audit Committee and is a member of the Compensation Committee.

12.      Defendant Scot P. Jarvis (“Jarvis”) has served as a director of Vitesse since May 2012. Jarvis is Chair of the Compensation Committee and is a member of the Audit Committee.

13.      Defendant William C. Martin (“Martin”) has served as a director of Vitesse since August 2014. Martin is Chair of the Nominating and Governance Committee.

14.      Defendant Kenneth H. Traub (“Traub”) has served as a director of Vitesse since March 2013. Traub is a member of the Compensation Committee.

15.      The defendants identified in paragraphs seven through fourteen are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of Vitesse, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Vitesse.

16.      Each of the Individual Defendants at all relevant times had the power to control and direct Vitesse to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Vitesse stockholders.

17.      Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, due care, and full and fair disclosure to plaintiff and the other members of the Class. The Individual Defendants are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

18.      The Company’s public stockholders must receive the maximum value for their shares through the Proposed Transaction. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are continuing to violate, the fiduciary duties they owe to plaintiff and the Company’s other public stockholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

19.      Defendant Parent is a Delaware corporation with its corporate headquarters located at One Enterprise, Aliso Viejo, California, 92656. Parent is a leading designer, manufacturer, and marketer of high-performance analog and mixed-signal semiconductor solutions differentiated by power, security, reliability and performance. Parent’s common stock is traded on the NASDAQ Global Select Market under the ticker symbol “MSCC.”

20.      Defendant Purchaser is a Delaware corporation and a wholly-owned subsidiary of Parent.

CLASS ACTION ALLEGATIONS

21.      Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of herself and the other public stockholders of Vitesse (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

22.      This action is properly maintainable as a class action.

23.      The Class is so numerous that joinder of all members is impracticable. As of March 13, 2015, there were approximately 69,210,370 shares of Vitesse common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

24.      Questions of law and fact are common to the Class, including, among others: (i) whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and (ii) whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

25.      Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

26.      The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

27.      Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company

28.      Vitesse is a leading supplier of high-performance integrated circuits (“ICs”), associated application and protocol software, and integrated turnkey systems solutions used in Carrier, Enterprise and Industrial Internet of Things (“IoT”) Ethernet networking applications. With these solutions, the Company enables networking industries to transition from legacy networks to standards-based, ubiquitous ‘Ethernet Everywhere’ networking. For over 30 years, starting from Enterprise networks, revolutionizing Carrier networks, and now penetrating Industrial-IoT networks, Vitesse have been a leading innovator in networking and connectivity IC solutions

29.      Vitesse’s customers include original equipment manufacturers (“OEMs”) and original design manufacturers (“ODMs”) in its core Carrier and Enterprise markets, as well as a fast-growing base of customers across an increasingly diversified range of markets defined within Industrial-IoT. In fiscal year 2014, Vitesse had over 500 customers worldwide, nearly 300 of which purchased the Company’s new products. The Company’s customers include leading networking OEMs such as Alcatel-Lucent, Ciena, Cisco Systems, Dell, Ericsson, Fiberhome, Hewlett-Packard, Juniper Networks, Nokia Networks, Samsung, Tellabs, and ZTE; ODMs such as Accton, Delta Networks, Pegatron, and Rubytech; Industrial networking vendors such as Belden/Hirschmann, General Electric, Kyland, and Moxa; as well as many integrators, contract manufacturers, and sub-contractors in the Industrial Process Control, Smart-Grid Energy Distribution, Transportation, and Factory Automation sectors. Lastly, Vitesse counts leading processor and specialized system-on-a-chip (“SoC”) IC companies as customers of its Gigabit Copper physical layer IC (“Cu PHY”) and Ethernet switch engine Intellectual Property (“IP”) cores.

30.      The Company is poised for future growth and success.

31.      On December 4, 2014, Vitesse issued a press release wherein it announced its financial results for the quarter and full year ended September 30, 2014. Among other things, the Company reported that total net revenues were $28.7 million, compared to $27.2 million in the third quarter of fiscal year 2014 and $26.9 million in the fourth quarter of fiscal year 2013. In addition, product revenues were $27.0 million, compared to $26.0 million in the third quarter of fiscal year 2014 and $26.5 million in the fourth quarter of fiscal year 2013. Total net revenues for fiscal year 2014 were $108.5 million compared with $103.8 million for fiscal year 2013. And product revenues were $102.8 million, compared with $101.3 million in fiscal year 2013.

32.      With respect to the financial results, Individual Defendant Gardner, CEO of the Company, commented:

We are very pleased with the success of Vitesse’s ‘Ethernet Everywhere’ strategy and our execution is increasingly evident as demonstrated by our revenue growth, the upward trend in gross margins, design win success, and now, achieving non-GAAP operating profitability[.] . . . In 2014, design wins for our new products reached record highs. Major wins in Carrier and Enterprise continued accumulating steadily, while those in emerging markets, such as Industrial-IoT and Storage, accelerated dramatically. IoT experienced a 200% increase in design wins in the year, now representing 37% of the total. IoT was also a major contributor to our 130 new customers in the year. We believe this growth in IoT will continue as the need to network all things escalates, expanding our served market by nearly $400 million. This market provides multiple avenues to create substantial revenue growth and literally transform Vitesse. Accordingly, we have updated our reporting structure to breakout our IoT business as a third core market.

To address our growing opportunities, we invested in our development organizations, adding critical industry expertise in hardware and software, and in our marketing and sales organizations, including hiring additional sales representatives and distributors. We also achieved a financial milestone by eliminating the dilution overhang with the repayment of our convertible debentures. While our legacy business has declined over the past several years, our new business is growing rapidly. We are increasingly confident that this growth, combined with strengthening gross margins, the high degree of operating leverage in our business, and our improved balance sheet, will generate significant shareholder value.

(Emphasis added).

33.      On February 3, 2015, Vitesse issued a press release wherein it announced its financial results for the first quarter fiscal year 2015, ended December 31, 2014. Among other things, the Company reported that total net revenues were $24.8 million, compared to $28.7 million in the fourth quarter of fiscal year 2014 and $27.1 million in the first quarter of fiscal year 2014. In addition, product revenues were $24.0 million, compared to $27.0 million in the fourth quarter of fiscal year 2014 and $24.9 million in the first quarter of fiscal year 2014.

34.      With respect to the financial results, Individual Defendant Gardner commented:

New product revenue continues on a solid trajectory reaching $16.2 million in the quarter, up 82% on a year to year basis. New products now represent 68% of our total product revenue[.] . . . Our customer profile continues to grow and evolve as our position strengthens in new, adjacent markets such as IoT and storage, which are literally reshaping our business and expanding our market opportunity. Our expanded sales team dramatically increased both opportunities and design wins, more than doubling the number of new customers in the pipeline, setting us on pace for another record year. As Ethernet propagates into new markets, our total addressable market will triple from approximately $1 billion today to over $3 billion by 2020.

As anticipated, we saw a meaningful decrease in revenue from our legacy products in the first quarter and expect another smaller decline in the second quarter. These declines will be more than offset by new product revenue growth of 50% to 75% for the full fiscal year. We continue to manage expenses carefully as we move through the transition and remain on target to deliver gross product margins of 60% in fiscal year 2015. All told, the leading indicators of our business are strong and we are well positioned with the technology, products, market position, and customers to capitalize on the exciting growth opportunities we are seeing in the market.

(Emphasis added).

The Inadequate Proposed Transaction and Deal Protection Provisions

35.      Despite the Company’s prospects for future growth and success, the Board caused the Company to enter into the Merger Agreement, pursuant to which Vitesse will be acquired by Microsemi for inadequate consideration.

36.      To the detriment of the Company’s stockholders, the terms of the Merger Agreement substantially favor Microsemi and are calculated to unreasonably dissuade potential suitors from making competing offers.

37.      For example, despite a limited and inadequate go-shop period, the Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “No Solicitation” provision in Section 7.3 of the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 7.3(b)(i) of the Merger Agreement states:

Except as permitted by this Section 7.3 and except as may relate to any Excluded Party, the Company shall, and shall cause each Company Subsidiary and each of its and their respective Representatives to (i) on the No-Shop Period Start Date, immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and require such Persons and any other Persons who have made or have indicated an intention to make an Acquisition Proposal to promptly return or destroy any confidential information previously furnished by the Company, any of the Company Subsidiaries or any of their respective Representatives; and (ii) from the No-Shop Period Start Date until the earlier of the Effective Time or the termination of this Agreement in accordance with the terms hereof, the Company and the Company Subsidiaries shall not, nor shall they authorize or knowingly permit any of their respective Representatives to, directly or indirectly (i) solicit, initiate, knowingly encourage or knowingly facilitate any Acquisition Proposal or the making thereof to the Company or its stockholders; (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish any non-public information to, or otherwise cooperate in any way with, any person (other than Parent, Purchaser and their Representatives) with respect to any Acquisition Proposal; (iii) waive, terminate, modify or fail to enforce any provision of any contractual “standstill,” confidentiality or similar obligation of any person other than Parent or its affiliates (other than provisions in such obligations customarily referred to as “don’t ask” provisions); or (iv) take any action to render any provision of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute (including Section 203 of the DCGL) or any restrictive provision of any applicable anti-takeover provision in the Company’s organizational documents, in each case inapplicable to any person (other than Parent, Purchaser or any of their affiliates) or any Acquisition Proposal (and to the extent permitted thereunder, the Company shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted to any such person or Acquisition Proposal under any such provisions). Any breach of the foregoing provisions of this Section 7.3 by any of the Company Subsidiaries or the Company’s or the Company Subsidiaries’ Representatives shall be deemed to be a breach by the Company.

38.      Further, pursuant to Section 7.3(d) of the Merger Agreement, the Company must advise Microsemi, within twenty-four hours, of any proposals or inquiries received from other parties, including, inter alia, the material terms and conditions of the proposal and the identity of the party making the proposal. Section 7.3(d) of the Merger Agreement states:

(d) The Company shall promptly (and in any event within twenty-four (24) hours of learning of the relevant information) advise Parent orally and in writing of the receipt of any Acquisition Proposal (including for the avoidance of doubt any request for information or other inquiry which the Company would reasonably expect to lead to an Acquisition Proposal), including the material terms and conditions of such Acquisition Proposal (including any changes thereto) and the identity of the person making such Acquisition Proposal and attaching a copy of any such written Acquisition Proposal, or if such Acquisition Proposal is provided orally to the Company, the Company shall summarize in writing the terms of such Acquisition Proposal (including for the avoidance of doubt any such request or other inquiry). The Company shall keep Parent informed on a prompt basis in all material respects of the status and details (including any material change or proposed change to the terms thereof) of any Acquisition Proposal. The Company shall publicly reaffirm the Company Board Recommendation within ten (10) business days of the commencement of any tender or exchange offer by a Third Party, after receipt of a written request by Parent to provide such reaffirmation, unless a Change in Recommendation is permitted by Section 7.3(c)(iii).

39.      Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants Microsemi a “matching right” with respect to any “Superior Proposal” made to the Company. Section 7.3(b)(ii) of the Merger Agreement provides:

Notwithstanding anything to the contrary herein, if at any time following the No-Shop Period Start Date and prior to the Acceptance Time, in response to an unsolicited bona fide written Acquisition Proposal that the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) is, or is reasonably likely to lead to, a Superior Proposal, and which Acquisition Proposal the Company Board determines (after consultation with outside legal counsel) did not result from or arise in connection with a breach of this Section 7.3(b) and was made after the date hereof, the Company may, subject to compliance with Section 7.3(d), (x) furnish information regarding the Company and the Company Subsidiaries to the person making such Acquisition Proposal (and its Representatives) pursuant to a confidentiality agreement (which shall permit the Company to comply with the terms of this Section 7.3(b) and Section 7.3(d)) containing confidentiality and standstill provisions not less restrictive in the aggregate to such person than such provisions of the Confidentiality Agreement are to Parent; provided, that all such information has previously been provided to Parent or is provided to Parent prior to or promptly following the time it is provided to such person, and (y) participate in discussions or negotiations with the person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal, but only if and to the extent that in connection with the foregoing clauses (x) and (y), the Company Board determines in good faith (after consultation with outside legal counsel) that failure to take such action would reasonably be expected to result in a breach by the Company Board of its fiduciary duties under applicable Law, and provided, the Company shall not take any of the actions referred to in the foregoing clauses (x) and (y) unless the Company shall have notified Parent in writing at least two (2) business days prior to taking such action that it intends to take such action and the basis hereunder therefor; provided further, that notwithstanding anything to the contrary contained in Section 7.3(a) or this Section 7.3(b) prior to the Acceptance Time, the Company will in any event be permitted to take any or all of the actions described in clauses (x) and (y) above with respect to any Excluded Party. In addition, notwithstanding the foregoing, prior to the Acceptance Time, the Company may, to the extent the Company Board determines in good faith (after consultation with outside legal counsel) that failure to take such action would reasonably be expected to result in a breach by the Company Board of its fiduciary duties under applicable Law, not enforce any confidentiality, standstill or similar agreement to which the Company or any Company Subsidiary is a party for the sole purpose of allowing the other party to such agreement to submit an Acquisition Proposal, or with respect to another party that has submitted an Acquisition Proposal, solely with respect to such submission, that will constitute, or is reasonably likely to lead to, a Superior Proposal, that did not, in each case, result from a breach by the Company of this Section 7.3(b).

40.      Further locking up control of the Company in favor of Microsemi is Section 9.3 of the Merger Agreement, which contains a provision for a “Termination Fee” of up to $13.6 million, or $6.8 million if the Merger Agreement is terminated during the go-shop period, payable by the Company to Microsemi if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.

41.      By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

42.      Additionally, concurrently with the execution of the Merger Agreement, the directors of the Company and their affiliates, who directly or indirectly own 15,330,639 shares of the Company’s outstanding common stock, representing approximately 22.1% of the shares outstanding as of March 17, 2015, entered into a Tender and Support Agreement with Microsemi (the “Tender and Support Agreement”), which provides, among other things, that such stockholders will tender their Company shares in the Tender Offer.

43.      The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic value of the Company is materially in excess of the amount offered in the Proposed Transaction. For example, according to Yahoo! Finance, at least one analyst has issued a price target for Vitesse stock at $6.00 per share.

44.      Accordingly, the Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings.

45.      As a result, the defendants have breached their fiduciary duties that they owe to the Company’s public stockholders because the stockholders will not receive adequate or fair value for their Vitesse common stock in the Proposed Transaction.

COUNT I

(Breach of Fiduciary Duties against the Individual Defendants)

46.      Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

47.      As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Vitesse’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Vitesse’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public stockholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Vitesse’s public stockholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Vitesse; and (f) disclose all material information to the Company’s stockholders.

48.      The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

49.      As alleged herein, the Individual Defendants have initiated a process to sell Vitesse that undervalues the Company. In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of Vitesse at a price that does not adequately reflect the Company’s true value. The Individual Defendants also failed to sufficiently inform themselves of Vitesse’s value, or disregarded the true value of the Company. Furthermore, any alternate acquiror will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.

50.      As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of stockholder value.

51.      Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties

Against Vitesse and Microsemi)

52.      Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

53.      Defendants Vitesse and Microsemi knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Vitesse provided, and Microsemi obtained, sensitive non-public information concerning Vitesse and thus had unfair advantages that are enabling it to pursue the Proposed Transaction, which offers unfair and inadequate consideration.

54.      As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining fair consideration for their Vitesse shares.

55.      Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.      Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

B.      Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C.      In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D.      Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E.      Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F.      Granting such other and further relief as this Court may deem just and proper.

Dated: April 2, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302)295-5310

Attorneys for Plaintiff

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